Exhibit 1

March 18, 2010

To the Board of Directors of Manhattan Pharmaceuticals, Inc.:

Congratulations on your recent financing.  In connection with such financing, please note the following:

1.
We received an email from Mike McGuinness on March 2, 2010 in conjunction with your recent financing.  See copy below.  Although not stated, the email implies a revised conversion price for our Put rights of $0.07 per share and a revised strike price for our Warrant of $0.07 per share.

2.
We are concerned that Manhattan Pharmaceuticals, Inc., (the “Company”) has not properly calculated Nordic’s new conversion and strike prices. The JV and Warrant agreements require the Board of the Company to allocate in good faith an appropriate portion of the consideration received by the Company in a financing transaction where both warrants and shares of stock are issued. See further below the copy of the applicable section from the JV agreement.

3.
Investors in your recent financing received warrants on 1.5 shares of stock, plus one share of stock for each $0.07 invested. Investors received the economic benefit on the upside with respect to 2.5 shares for each $0.07. That would imply a price per share of the common stock of approximately $0.028 per share ($0.07 divided by 2.5).

4.
Clearly the consideration paid for the stock alone is somewhere between $0.028 and $0.07, likely closer to the former and the value of the warrant on 1.5 shares is somewhere between 0 and $0.042, likely closer to the latter.   A Black Scholes computation on such warrants would apparently value such warrants at approximately $0.04 each.

5.	The email from Mr. McGuinness implies that a warrant on 1.5 shares of stock is worth zero. That is surely not a good faith estimate by the Board of Directors.
6.
If the Board of the Company did make a good faith determination of the allocation of the consideration received in the financing between the shares and the warrants issued supporting Nordic’s new conversion price, please provide us with Board minutes or other evidence of that determination and an explanation of the determination.

7.
If as we suspect an error was made in the allocation of the consideration received in the financing, please promptly correct the error and provide Nordic with both the new allocation and Nordic’s new conversion and strike prices.

8.
Please provide us with the information we have requested as promptly as possible, because we need to file an amendment to our Schedule 13D with the Securities and Exchange Commission reflecting Nordic’s change in ownership.

Thank you very much

/s/ John M. Barberich

John M. Barberich
On behalf of Nordic Biotech